Exhibit 99.1

REITAR LOGTECH ANNOUNCES STRATEGIC COOPERATION BETWEEN JINGXING HK AND CAINIAO GROUP FOR GLOBAL SMART WAREHOUSING AND AUTOMATED LOGISTICS SOLUTIONS

HONG KONG, August 3, 2026 — Reitar Logtech Holdings Limited (Nasdaq: RITR) (“Reitar” or the “Company”) today announced that Jingxing Storage Equipment Engineering (H.K.) Company Limited (“Jingxing HK”), an indirect subsidiary of the Company and the international operating platform for Shanghai Jingxing Storage Equipment Engineering Co., Ltd. (“Shanghai Jingxing”), has recently entered into a global cooperation memorandum of understanding (the “MOU”) with Zhejiang Cainiao Supply Chain Management Co., Ltd. (“Cainiao”), a subsidiary of Cainiao Group.

Pursuant to the MOU, Jingxing HK and Cainiao intend to cooperate in connection with overseas smart warehousing and automated logistics projects, including racking procurement, business opportunity sharing, joint technology research and development, solution integration and overseas market development. The cooperation is intended to combine Cainiao’s capabilities in logistics technology solutions, including automated warehousing, climbing robots and related automation systems, with Jingxing HK’s racking design and manufacturing resources and overseas project delivery experience.

The MOU provides that, in connection with Cainiao’s current overseas projects in Spain and the Netherlands, Cainiao intends to procure racking products manufactured by Shanghai Jingxing. Progressing this initiative, in mid-July 2026, Cainiao formally notified Shanghai Jingxing to commence material preparation and production for the Spain project. The parties are currently in the process of finalizing and executing the definitive contract for this project, with the first batch of deliveries anticipated in September 2026. For subsequent projects undertaken by Cainiao in Germany or other overseas markets, the MOU provides that Cainiao will, subject to equivalent commercial and technical conditions, give priority consideration to procuring racking products manufactured by Shanghai Jingxing through Jingxing HK, or treating Jingxing HK and/or Shanghai Jingxing as preferred cooperation partners for the racking portion of such projects.

The MOU also contemplates the establishment of joint project teams and regular communication mechanisms. The parties intend to coordinate sales, planning, design and other pre-sales resources, including business opportunity identification, solution design and racking design. Where Jingxing HK introduces business opportunities through the joint project team and Cainiao is awarded the relevant project, the racking portion of Cainiao’s quotation is expected to be based on the racking solution provided by Jingxing HK, and Cainiao is expected to procure the racking portion from Jingxing HK.

In addition, the parties intend to cooperate on research relating to European racking standards applicable to Cainiao’s climbing robot products, including racking precision, material specifications and installation specifications. The parties also intend to explore proof-of-concept initiatives and integrated solutions that combine Cainiao’s automation equipment capabilities with Jingxing HK’s racking structure capabilities, and may jointly participate in industry exhibitions, technical seminars and other market development activities in key overseas markets, including Europe and North America, subject to further written agreement on specific arrangements.

Mr. Bi Jianghua, Vice President and General Manager of the Logistics Robotics Division of Cainiao Group, commented: “Superior robots demand superior racking. We look forward to working alongside Jingxing to bring better solutions to the global warehousing and logistics market.”

The MOU is a framework document. Specific project prices, delivery scope, acceptance standards, delivery schedules, payment terms, warranties, liability limitations, compliance requirements, taxes, governing law, dispute resolution and other terms are subject to separate definitive agreements to be entered into by the parties for specific projects. The MOU should not be interpreted as an unconditional procurement commitment for any specific project, except to the extent expressly provided therein. There can be no assurance that any specific project or transaction contemplated under the MOU will be entered into or completed, or that the expected benefits of the cooperation will be realized.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited (Nasdaq: RITR) is a logistics technology solutions provider listed on Nasdaq in 2024. The Company focuses on logistics asset lifecycle management and technology-driven value creation, with an integrated platform covering investment development, operational management and intelligent upgrades. The Company seeks to enhance logistics asset value and support technology application scenarios by integrating intelligent warehousing systems, IoT devices and data analytics platforms. Through these solutions, Reitar aims to improve operational efficiency and economic benefits for clients’ logistics assets, and to support more efficient allocation of resources across the logistics industry chain.

About Jingxing Storage Equipment Engineering (H.K.) Company Limited

Jingxing HK is a wholly-owned subsidiary of KLA-iBotics Holdings Limited, the logistics technology division of Reitar Logtech Holdings Limited (Nasdaq: RITR), and serves as the international operating platform for Shanghai Jingxing Storage Equipment Engineering Co., Ltd.

Jingxing HK focuses on automated storage and retrieval system, racking systems, warehousing solution design and overseas project delivery. Drawing on its manufacturing capabilities and international engineering management experience, Jingxing HK provides warehousing equipment and solutions to clients in overseas markets.

About Cainiao Group

Founded in 2013, Cainiao Group is a global e-commerce logistics and logistics technology company. Cainiao Group provides e-commerce logistics services, including cross-border logistics, supply chain management and last-mile delivery, as well as logistics technology products and solutions.

Cainiao Group’s logistics network covers countries and regions around the globe and supports merchants, brands and consumers in cross-border commerce. Cainiao Group also operates smart warehousing and distribution capabilities and develops automated, digitalized and intelligent logistics technology products and solutions for manufacturing, warehousing and logistics applications.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current expectations and beliefs regarding future events and are not historical facts. Forward-looking statements in this press release include, without limitation, statements regarding the MOU, the cooperation with Cainiao, potential overseas automated warehousing projects, potential cooperation in Spain, the Netherlands, Germany and other overseas markets, expected racking procurement arrangements, joint project teams, joint technology research and development, proof-of-concept initiatives, solution integration, market development activities and the anticipated benefits of the cooperation.

These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the ability of the parties to enter into definitive agreements for specific projects on acceptable terms; (ii) the framework nature of the MOU and the absence of an unconditional procurement commitment for specific projects, except to the extent expressly provided therein; (iii) the ability of the parties to successfully implement the contemplated cooperation and complete any specific project; (iv) technical, operational, integration and project delivery risks; (v) risks relating to overseas market development, cross-border trade, regulatory requirements and local standards; (vi) general economic and market conditions; and (vii) other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside

77 Hoi Bun Road, Kwun Tong

Kowloon, Hong Kong

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